December 10, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	IsoRay, Inc. Registration Statement on Form S-1 File No. 333-227909 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, IsoRay, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 9:00 a.m. on December 14, 2018, or as soon thereafter as is practicable.

We request that we be notified of such effectiveness by a telephone call to Stephen R. Boatwright of Gallagher and Kennedy, P.A., at (602) 530-8301. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be emailed to Stephen R. Boatwright at steve.boatwright@gknet.com.

Should you have any questions, please contact me at (509) 375-1202.

Very truly yours,

/s/ Lori A. Woods

Lori A. Woods

Interim Chief Executive Officer

IsoRay, Inc.